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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT ______)*

                             NewPower Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  652463101
                      ------------------------------------
                                 (CUSIP Number)

                                  Grant Dawson
                                 General Counsel
                                  Centrica plc
                           Millstream, Maidenhead Road
                           Windsor, Berkshire SL4 5GD
                                 United Kingdom
                                 44-1753-494-000
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 with a copy to:

                                Joseph B. Frumkin
                               Sullivan & Cromwell
                                125 Broad Street
                          New York, New York 10004-2498
                                 (212) 558-4000

                                February 23, 2002
      --------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                SEC 1746(12-91)

CUSIP NO.    652463101                 13D      PAGE    2     OF    8    PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Centrica plc
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
                               WC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

                   England
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                                                - 0 -*
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                                               89,752,775*
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                                               - 0 -*
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                                                         89,752,775*

                       --------------------------------------------------------
 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                              89,752,775*
          ---------------------------------------------------------------------
 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------
 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                 68.2%*
          ---------------------------------------------------------------------
 (14)     TYPE OF REPORTING PERSON*

                                     HC, CO
          ---------------------------------------------------------------------

* On February 23, 2002, Centrica plc ("Parent") and certain shareholders (the "Tendering Shareholders") of NewPower Holdings, Inc. ("NewPower") entered into the Enron Tender Agreement, the DLJ Tender Agreement and the Additional Tender Agreements (collectively, the "Tender Agreements"), which are described in
Section 11 of the Offer to Purchase dated March 1, 2002 (the "Offer to Purchase") that was filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on March 1, 2002 (the "Schedule TO") by Parent and Windsor Acquisition Corporation ("Purchaser"). Pursuant to the Tender Agreements, the Tendering Stockholders generally have agreed, subject to the terms and conditions of the respective Tender Agreements, to tender in accordance with the terms of the tender offer described in the Schedule TO, an aggregate of 89,752,775 shares of common stock, par value $.01 per share, of NewPower (the "Common Stock") (including shares of Common Stock issuable upon the exercise of Class A Warrants to buy Common Stock (the "Warrants")). As a result of the holdings of NewPower securities described above, Parent and Purchaser may be deemed to beneficially own 89,752,775 shares of Common Stock, representing 68.2% of the Common Stock on a fully diluted basis.

CUSIP Number: 652463101                                             Page 3 of 8

ITEM 1.  SECURITY AND ISSUER

         This statement on Schedule 13D ("Schedule 13D") relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of NewPower Holdings, Inc., a Delaware corporation ("NewPower"). The address of the principal executive office of NewPower is One Manhattanville Road, 3rd Floor, Purchase, New York 10577.


ITEM 2.  IDENTITY AND BACKGROUND

         (a)-(c); (f) This Schedule 13D is being filed by Centrica plc ("Parent"). Reference is made to the information set forth in the "Introduction", Section 9 ("Certain Information Concerning Parent and Purchaser") and Schedule A ("Information Concerning the Directors and Executive Officers of Parent and Purchaser") of the Offer to Purchase, which is incorporated herein by reference.

         (d)-(e) During the last five years, neither Parent nor, to the knowledge of Parent, any of the persons listed on Schedule A ("Information Concerning the Directors and Executive Officers of Parent and Purchaser") of the Offer to Purchase, which is incorporated herein by reference, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Reference is made to the information set forth in Section 12 ("Source and Amount of Funds") of the Offer to Purchase, which is incorporated herein by reference.

CUSIP Number:  652463101                                            Page 4 of 8

ITEM 4.  PURPOSE OF TRANSACTION

         Reference is made to the information set forth in the "Introduction,"
Section 7 ("Effect of the Offer for the Market for the Shares; Stock Quotation, Margin Regulations and Exchange Act Registration"), Section 10 ("Background of the Offer; Contacts with the Company") and Section 11 ("Purpose of the Offer; Plans for the Company; the Merger; the Tender Agreements; the Enron Agreements") of the Offer to Purchase, which is incorporated herein by reference.

         Except for the foregoing, the Parent has no plans or proposals that relate to or would result in :

         (a) the acquisition of any additional securities of NewPower, or the the disposition of any securities of NewPower;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving NewPower or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of NewPower or any of its subsidiaries;

         (d) any change in the present board of directors or management of NewPower, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of NewPower;

         (f) any other material change in NewPower's business or corporate structure;

         (g) changes in NewPower's charter or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of NewPower by any person;

         (h) causing a class of securities of NewPower to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

CUSIP Number:  652463101                                            Page 5 of 8

         (i) a class of equity securities of NewPower becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

         (j) any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a)-(d) Reference is made to the information set forth in the "Introduction," Section 9, ("Certain Information Concerning Parent and Purchaser"), Section 11 ("Purpose of the Offer; Plans for the Company; the Merger; the Tender Agreements; the Enron Agreements") and Schedule A ("Information Concerning the Directors and Executive Officers of Parent and Purchaser") of the Offer to Purchase, which is incorporated herein by reference, and to the information set forth in Items 7 through 11 and Item 13 on the cover pages to this Schedule 13D.

         (e) Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

         Reference is made to the information set forth in the "Introduction,"
Section 9, ("Certain Information Concerning Parent and Purchaser") and Section 11 ("Purpose of the Offer; Plans for the Company; the Merger; the Tender Agreements; the Enron Agreements") of the Offer to Purchase, which is incorporated herein by reference.

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CUSIP Number:  652463101                                            Page 6 of 8

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS




EXHIBIT NO.    EXHIBIT DESCRIPTION
-----------    -------------------

      1 Offer to Purchase, dated March 1, 2002 (Incorporated by reference to exhibit (a)(1)(i) to the Schedule TO).

      2 Agreement and Plan of Merger, dated as of February 22, 2002, among Centrica plc, Windsor Acquisition Corporation and NewPower Holdings, Inc. (Incorporated by reference to exhibit (d)(1) to the Schedule TO).

      3 Tender Agreement, dated as February 22, 2002, by and among Centrica plc and DLJ Merchant Banking Partners II, L.P. and other stockholders of NewPower Holdings, Inc. (Incorporated by reference to exhibit (d)(2) to the Schedule TO).

      4 Tender Agreement dated as of February 22, 2002, by and among Centrica plc, NewPower Holdings, Inc., Enron Corp., Enron Energy Services, LLC, Cortez Energy Services, LLC, McGarret I, L.L.C., McGarret II, L.L.C., McGarret III, L.L.C. and EES Warrent Trust (Incorporated by reference to exhibit (d)(3) to the Schedule TO).

      5        Form of Tender Agreement (Incorporated by reference to exhibit
               (d)(4) to the Schedule TO).

CUSIP Number:  652463101                                            Page 7 of 8

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2002

                                   Centrica plc


                                   By: /s/ Grant Dawson
                                      ------------------------------
                                      Name:  Grant Dawson
                                      Title: General Counsel
                                             and Secretary

CUSIP Number:  652463101                                            Page 8 of 8

                                INDEX TO EXHIBITS




EXHIBIT NO.     EXHIBIT
-----------     -------

       1 Offer to Purchase, dated March 1, 2002 (Incorporated by reference to exhibit (a)(1)(i) to the Schedule TO).

       2 Agreement and Plan of Merger, dated as of February 22, 2002, among Centrica plc, Windsor Acquisition Corporation and NewPower Holdings, Inc. (Incorporated by reference to exhibit (d)(1) to the Schedule TO).

       3 Tender Agreement, dated as February 22, 2002, by and among Centrica plc and DLJ Merchant Banking Partners II, L.P. and other stockholders of NewPower Holdings, Inc. (Incorporated by reference to exhibit (d)(2) to the Schedule TO).

       4 Tender Agreement dated as of February 22, 2002, by and among Centrica plc, NewPower Holdings, Inc., Enron Corp., Enron Energy Services, LLC, Cortez Energy Services, LLC, McGarret I, L.L.C., McGarret II, L.L.C., McGarret III, L.L.C. and EES Warrent Trust (Incorporated by reference to exhibit (d)(3) to the Schedule TO).

       5 Form of Tender Agreement (Incorporated by reference to exhibit (d)(4) to the Schedule TO).